Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of
RSE Collection, LLC

T 413-822-9740

chris@rallyrd.com

446 Broadway, 2nd Floor

New York, NY 10013

347-952-8058

May 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RSE Collection, LLC

Post Qualification Amendment No. 28 to Form 1-A

Filed April 14, 2023

File No. 024-11584

Ladies and Gentlemen:

RSE Collection, LLC (the “Company”) is submitting this supplemental letter (the “Supplemental Response Letter”) as a follow up to the Company’s response letter, dated May 16, 2023 (the “Initial Response”), which responded to the comment letter dated May 11, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 28 to its Offering Statement on Form 1-A (File No. 024-11584) filed with the Commission on April 14, 2023 (the “Offering Statement”). In connection with the Initial Response, the Company also filed with the Commission Post-Qualification Amendment No. 29 to the Offering Statement (“PQA No. 29”).  This Supplemental Response Letter provides additional information with respect to comments 1, 7 and 8 of the Comment Letter.

For the Staff's convenience, the original comments 1, 7 and 8 of the Comment Letter are repeated herein in bold, and the Company’s supplemental response is set forth immediately below. Unless otherwise defined herein, capitalized terms used in this Supplemental Response Letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Securities and Exchange Commission

May 31, 2023

Post Qualification Amendment No. 28 to Form 1-A filed April 14, 2023

There is currently no active trading market..., page 12

1.You disclose that you may elect for certain Series Interests not to trade in secondary transactions, and that you are not allowing certain series to trade on the PPEX ATS. Please tell us the reason for restricting secondary trading in particular interests. Please also clarify whether the restriction relates only to trades on the PPEX ATS or whether it extends to any secondary transaction, including private sales or transfers. Please also clarify on your website that secondary transactions are restricted for certain interests, as the website, including the FAQ, suggests that secondary trading is available for all interests.

7.We note that your website indicates that your advisory board, senior staff and investors "bring experience from some of the world’s leading companies and institutions, including Facebook, Barclays, Robinhood, New York University, Mecum Auctions, StockTwits, Boston Consulting Group, Algar Ferrari, and Gartner Research." However, your disclosure on page 77 indicates that you do not have any employees, and the biographies for members of your advisory board do not indicate that the advisors have experience at the companies listed. Please advise.

8.Please reconcile the disclosure on your website which suggests that Rally is a platform for secondary trading with disclosure in the 1-A stating that secondary trading occurs through the PPEX ATS. We note extensive descriptions on the website of Live Trading on Rally, that Rally's platform allows buyers and sellers to place BIDs and ASKs on assets, and references to Rally Market Hours. However, your disclosure says that no secondary trading will occur on the platform, and indicates that frequency and duration of the periods of time during which PPEX will match offers to buy and sell will be determined by NCPS.

Supplemental Response: The Company advises the Staff that the rallyrd.com website (the “Website”) will be updated as soon as practicable on a temporary basis to remove or revise, as noted below, certain material that was the subject of comments 1, 7 and 8 of the Comment Letter.  The temporary updates include:

•removing from public access certain questions and answers in the “FAQ” portion1 of the Website relating to secondary trading and the experience of the advisory board, senior staff and investors;

•revising Section 2 of the Terms and Conditions of Service & Privacy Policy (“Terms of Service”);2 and

1 https://rallyrd.com/faq/.  Certain other revisions of content unrelated to secondary trading will be made to the FAQ portion of the Website alongside the temporary updates.

2 https://rallyrd.com/privacy/.

A-2

Securities and Exchange Commission

May 31, 2023

•revising content appearing in the “About Rally” section of the Website’s homepage3 and the Disclaimer4 to clarify the limited role of the Rally Platform as a user interface by which users may access the PPEX ATS for secondary trading.

The Company is making these temporary updates to the Website in order to expedite the Staff’s review of PQA No. 29 while the revisions proposed by the Company herein relating to the Platform’s role in secondary trading are reviewed by the Staff.

The Company’s proposed permanent revisions to the Website are reflected in the mark-up of portions of the Website, which is attached to this Supplemental Response Letter as Exhibit A5 (the “Proposed Changes”).  The Company will not publish the proposed changes to the “FAQ” section of the Website until the Staff has indicated that its review of the Proposed Changes has concluded. Any additional changes to the Terms of Service, “About Rally” section and/or the Disclaimer will be made as needed based on discussions with the Staff.

We appreciate your consideration of the supplemental response provided herein and look forward to hearing from you.  If you have any questions or comments regarding this Supplemental Response Letter, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President,
RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Collection, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC

Lori B. Metrock, Esq., Maynard Nexsen PC

3 https://rallyrd.com/#section1.

4 https://rallyrd.com/disclaimer/.

5 For the avoidance of doubt, the Proposed Changes as reflected on Exhibit A include all changes the Company proposes to make on a permanent basis to the Website, not just those change relating to secondary trading.

A-3

Exhibit A

Mark-Up of Proposed Changes to Website

FAQ (https://rallyrd.com/faq/)

About Rally

What is Rally?

Through Rally ~~allows~~ , people are able to invest in premium quality collectible assets through a simple mobile app and website. Our team of experts hand ~~selects~~ select each investment opportunity ~~and we~~ . We then acquire the assets~~. They are then securitized—turned~~ , securitize them (turning them into equity shares ~~—~~ ), and ~~made~~ make them available to investors, who can create custom diversified portfolios by holding stakes in multiple assets and asset classes.

How does it work?

We acquire rare ~~collectible assets~~ collectibles that we believe are appropriately priced and will increase in value over time. We share all key information about the assets with you through our user-friendly mobile platform, including provenance and ownership history, photos and videos, ~~and market prices for~~ as well as past sales of comparable assets. If you like what you see, you can invest in each specific asset.

Your trust and safety is important to us, so we partner with FINRA registered broker-dealers who confirm investor identities, issue shares, and oversee all transactions. We also invest ~~with~~ alongside you on every investment offering, so you can be sure we are incentivized to select great assets and manage them with a focus on long-term returns.

Who owns the assets?

All of the assets are ~~owned by~~ held by one of our subsidiary ~~company~~companies, RSE Collection, LLC, RSE Archive, LLC or RSE Innovation, LLC. When you invest in an asset, you become a shareholder in a specific ~~sub-company that owns a specific asset~~asset through one of these sub-companies.

Where are the assets kept?

The assets are securely stored in our ~~purpose-built~~state-of-the-art, climate-controlled ~~east coast facility~~facilities. They are monitored by trained local staff and are kept under 24/7 video surveillance.~~Wine, however, is stored at Cult Wines, LCB Melksham: a bonded warehouse outside of London.~~

What types of securities do you offer on the Rally platform?

Rally only offers securities that are regulated by the U.S. Securities & Exchange Commission (the “SEC”) to protect our investors. You can find additional information on the specific SEC regulations that we rely upon, here, here and here.

Important Note: At this time our securities are offered for sale through a registered broker-dealer (and member of FINRA & SIPC) that is licensed in all 50 U.S. states.

Who are you guys?

Our founders, Chris, Rob & Max, are three life-long friends, who have always followed the collector car market, made some great investments, missed out on some others, but never felt like we had an access lane to get inside the velvet rope. They set out to leverage their experience as a tech entrepreneur, product designer and investment banker to democratize alternative asset investing, and ensure that it keeps up with the times and continues to engage future generations.

Rally is fortunate to have industry experts on our team who keep us abreast of key developments and ensure we maintain best practices. Our advisory board includes leaders in both the collectible and financial fields, and our senior staff and investors bring experience from some of the world’s leading companies and institutions, ~~including Facebook~~across tech, ~~Barclays, Robinhood, New York University, Mecum Auctions, StockTwits, Boston Consulting Group, Algar Ferrari, and Gartner Research~~finance, and academia.

How are the assets selected?

We factor rarity, significance, history, originality, value, condition and additional data-driven factors into every decision we make to acquire these collectible assets. We look for best-in-class assets and investigate whether they have been properly maintained or restored. We’re always working to find great assets for ~~you~~ our community and we keep a database of ~~appealing~~ target assets so that we can act fast when they become available at the right price. Our offering is eclectic so there are options for different tastes, time horizons and investment strategies.

Can I register for Rally as a US business?

Businesses located and operating in the United States may be eligible for a business account on Rally and are evaluated on a case by case basis. For inquiries related to registering as a business on Rally, please reach out to hello@rallyrd.com.

How can I submit an offer to buy one of the assets?

You are able to submit a buyout offer directly through the app! If the asset you wish to submit an offer for has already opened for ~~its first~~ secondary trading ~~window~~, you will be able to click the “Want to buy this asset? Let’s talk” button at the bottom of the asset’s home page!

I have an asset I think would be a great fit for Rally — can I list it on your site?

Please feel free to visit our asset submission site at https://rallyrd.com/sell-with-rally/   to submit any items you think would be a good fit for the Rally platform. Our asset acquisition team will reach out directly if there is potential interest in the asset!

What are the Rally NFTs?

A limited number of investors in various series LLCs that are affiliates of Rally Holdings LLC (collectively, the “Rally Entities”) may be eligible to purchase a

Rally NFT, each of which may take the form of a digital graphic available in a variety of unique designs with varying rarity.  The Rally NFTs are randomized at checkout, meaning that a purchaser can be assigned a Rally NFT design at random during the checkout process.  Purchasers of the Rally NFTs will receive their Rally NFTs within 72 hours of purchase, delivered to the wallet of their choosing.

What do the Rally NFTs represent?

The Rally NFTs are commemorative only and memorialize participation in a particular offering of a Rally Entity.  The first Rally NFTs were sold in connection with the offering of Series #PUNK9670 of RSE Archive, LLC and took the form of a digital hologram labeled as a “stock certificate.”  The Rally NFTs do not represent an ownership interest in any series of any of the Rally Entities or any of their underlying assets, including any NFTs owned by the Rally Entities, do not provide a right to receive any distributions made by any series of any of the Rally Entities, and do not guarantee the right to participate in any future offerings of interests in any of the Rally Entities.

Are there any rights or perks associated with ownership of the Rally NFTs?

Holders of the Rally NFTs may from time to time receive free merchandise, access to special events or promotional items, at Rally’s discretion. Like all Rally investors, holders of a Rally NFT may occasionally receive early access to offerings on the platform, but no such access is guaranteed. You must hold the Rally NFT at the time any such perk is granted in order to have the right to any perk associated with the Rally NFTs.

Will Rally offer NFTs in the future?

Rally may sell Rally NFTs or other commemorative items or merchandise in connection with future offerings or otherwise.

Using Rally

How do I invest?

During an asset’s initial offering , you simply click on the ‘Buy Shares’ button at the bottom of that asset’s portal to participate in the Initial Offering of shares, select the number of shares you wish to purchase, and complete the investor on-boarding questionnaire. You will be asked to provide some personal and financial information (as required by law) and to link a bank account and deposit funds to pay for your shares. Upon receipt and acceptance of investment documents from you and your co-investors, our broker-dealer will close the offering and process the transaction.

For Trading Assets, the process is very similar, ~~however~~ but you can ~~only~~ place orders to buy shares (“BIDs”) or orders to sell shares (“ASKs”) ~~during open trading windows, and you will be required to decide~~ at any time. During this order flow simply select the maximum price per share that you are willing to pay or minimum you are willing to accept (a “limit order”).  However, no matching of buyers and sellers will occur outside of market hours (10:30AM - 4:30PM, Monday – Friday).

Who can invest?

Anyone over 18 with a U.S. Social Security number (that passes standard know-your-customer and anti-money-laundering checks), Bank Account, ID, and address within the contiguous United States is eligible to invest, but the app itself is free and open to everyone.

If you want to invest through a company or partnership, please contact us at support@rallyrd.com. Unfortunately, we are not able to accept investments through ERISA or IRA plans at this time.

Important Note: At this time our securities are offered for sale through a registered broker-dealer (and member of FINRA & SIPC) that is licensed in all 50 U.S. states.

Can I invest from outside the United States?

At this time, Rally is only available to individuals with a United States SSN, bank account, identification, and an address within the contiguous United States.

We’re committed to making Rally available for as many users as possible around the world, and will be sure to keep you updated on our progress here.

If I invest, can I see the assets?

~~Our~~ All of our assets are museum -quality, ~~for investment purposes only,~~ so we treat them ~~like art~~accordingly. That means top-notch security, insurance, and state-of-the-art facilities. Our showroom at ~~250 Lafayette Street~~446 Broadway, New York, NY, is ~~open 5 days a week~~scheduled to re-open in Summer 2023, where you will be able to see ~~your~~ a rotating selection of Rally assets regularly displayed.

How can I update my address?

You are able to change your address on the web-version of the Rally platform (rallyrd.com/app)! If you sign in and navigate to the “settings” tab on the left-hand side of the window, you will see a menu labeled “Personal Information” with a button that says “edit” to the right of it. In that menu, you are able to update your address.

What are some key terms & phrases I should be familiar with?

Initial Offering: The first time an asset is being offered as an investment on Rally.

Secondary Trading ~~Window~~: ~~The day of the month when offers~~  Transactions in Series Interests between investors after the primary issuance of such Interests by a Rally Entity. Offers to buy shares (“BIDs”) or orders to sell shares (“ASKs”) for Trading Assets are being accepted at any time after the lock-up period for an Asset ends. However, no matching of buyers and sellers will occur other than during market hours (10:30AM - 4:30PM, Monday – Friday) as established by the PPEX ATS, as discussed under “Trading Through Rally.”

Active Assets: Assets that are open to investment. You can reserve shares for purchase at a later date or invest on the spot.

Private Assets: Assets that aren’t open to investment but may be in the future. We provide key information on them and give you the opportunity to sign up to be notified when you can invest.

Trading Assets: Assets that are accepting offers to buy or sell shares, which can be submitted ~~during monthly “trading windows.”~~at any time. Please note that not all Assets on Rally will become available for Secondary Trading, and information about which Assets will not become available for Secondary Trading will be provided through our offering circulars filed with the Securities and Exchange Commission and through the Rally app.

Locked-Up Assets: Assets that have been fully-funded and are in a three-month ~~‘~~“lock-up” period before ~~trading windows open up~~Secondary Trading opens.

Liquidated Assets: Assets that we have sold and are no longer available on the Rally platform.

Active Investment: Your current holdings. Once you have made an investment, either in an initial offering or through Secondary Trading, your shares will show up under the “Active / Current Investment” tab in your account.

Pending Investment: A share purchase that has been placed or reserved, but not yet finalized. You can monitor it in your account.

Exited Investment: An investment that you have sold; your receipt and financial results remain in your account.

Comparable Asset Value: Prices of similar assets that may help you determine the fair value of a potential investment. Our interactive chart allows you to see the historical prices of comparable assets and other expert valuations as well as details about each transaction. There’s no guarantee that an asset’s performance will mirror its ‘comps’, but it’s certainly valuable information.

PPEX ATS: The Public Private Execution Network Alternative Trading System (“PPEX”) is an Alternative Trading System (“ATS”), run by North Capital Private Securities Corporation, a registered broker-dealer (and member of FINRA & SIPC). The ATS is responsible for matching all secondary trades submitted by buyers and sellers in the secondary market for shares you buy through Rally.

Investing on Rally

How can I make money on Rally?

When you purchase shares on Rally you invest in an ownership stake in a mini-company that owns and operates a specific asset. If its value rises, so should the value of your shares. If it earns more money than it costs to operate, you can get paid dividends. When you decide to sell your shares, you place an order through our partner broker dealers who will match you with potential buyers on the PPEX ATS.

What are the risks?

All investments carry risks and those on our platform are no different, so it’s important that you understand them. The value of your investment can fluctuate—in both directions—and there’s no guarantee that there will be a buyer offering your desired price when you want to sell.

Furthermore, collector cars and collectibles are real assets, and while that’s certainly part of their appeal, it brings risks. The Offering Circular (“OC”) or the Private Placement Memorandum (“PPM”) for each ~~car~~ offering details risk factors and is available for your review in the “Legal” section of the asset page. In addition, you can go to www.rallyrd.com/disclaimer for further information.

Are you a Broker-Dealer?

Rally is not a broker, but we do partner with FINRA & SIPC registered broker-dealers ~~to administer our securities transaction. They affect the sale~~ who perform services relating to transactions of our securities ~~and are responsible for ensuring that all transactions remain in compliance with FINRA and SEC regulations~~.

~~How can I sell my investment?~~

~~You can sell some or all of your shares on the Rally app through select registered broker dealers. While your shares are not listed on a public stock exchange, like NASDAQ or NYSE, the trading process should feel familiar.~~

~~After an asset’s Initial Offering, we impose a 90-day “lock-up” period during which shares cannot be bought or sold. Once the “lock-up” period is over, the “INVEST” button is replaced with “BUY” and “SELL” buttons so you know the asset is Trading. You can sell your shares during “trading windows,” which open for each asset about every 90 days, by submitting sell orders (“ASKs”) through the app. During the trading window, you can revise your order as often as you want. When it closes, the broker-dealer will match sell orders and buy orders (“BIDs”) at the market-clearing price per share. If it’s at or above your ASK, your sale will clear and the buyer’s funds will be deposited in your account.~~

~~What is the “market-clearing price”?~~

~~Because the assets on our platform are historically illiquid, we are starting with day-long trading windows to ensure all shares are traded responsibly and that no one gets taken advantage of in the event trading volume is thin for any period of time during the Trading Window.~~

~~After a user places a BID or an ASK to buy or sell shares in a Trading Window, the order is “Pending” until the Trading Window closes at 4:00 pm ET, and clearing price is finalized. In short, the Clearing Price is an algorithm that finds the price at which the largest number of transactions between buyer and seller will occur. People willing to pay more get priority, and people willing to sell for less get priority.~~

~~When two orders have the same price, whichever order was placed first (time priority) will be matched first. We recommend monitoring the activity close to~~

~~the end of the day, and making sure that your ASK is always placed for the lowest price you are willing to sell it for (or your BID at the highest price you are willing to pay). Note – this isn’t necessarily the price you will be executed at, because the system will always clear your order at a single price – which may be higher than your ASK or or lower than your BID.~~

Can I buy shares even if I missed an initial offering?

Yes, if you missed out on an initial offering you can still place buy orders (“BIDs”) ~~to our partner broker dealers during trading windows~~, after the lock-up period for an Asset is completed.

~~How do Trading Windows work?~~

~~Shares in each asset on the platform are available to trade during Rally Market Hours.  Rally Market Hours for all eligible assets occur Monday through Friday, excluding standard stock market holidays, from 10:30am(ET) – 4:30pm(ET).~~

~~During Market Hours, existing investors can put some or all of their shares up for sale by placing an ASK order, or they can place a BID order to increase their ownership position. New investors can place BID orders to purchase shares from existing investors. These orders can be placed using the BUY and SELL buttons for the appropriate asset in the Rally app.~~

~~You can set ASKs at a minimum acceptable price, and BIDs at a maximum acceptable price (these are known as “limit orders”). For example, you can place an order to “BUY 10 shares @ up to $90 per share” or “SELL 5 shares @ no less than $85 per share.”~~

~~To place BIDs in the Trading Window, you must pre-fund your account with sufficient funds to cover intended BIDs on trading day. Note that it can take up to 2 business days for funds to transfer from your bank into your Rally balance.~~

~~You can change your ASK or BID orders as many times as you like during the trading window. When trading ends, the broker-dealer matches up as many orders as possible as determined by the market-clearing price. It can take up to 2 business days following the Trading Window for funds to transfer and the trade to clear, at which point balances and positions will update in your account.~~

~~Are there any rules in place regarding Trading Windows?~~

~~We have a few rules governing BIDs and ASKs placed during Trading Windows that are designed to maintain the integrity of our platform. These include:~~

~~No buying & selling in the same Trading Window for a specific asset: This means that any user who places a BID in an asset will be prevented from placing an ASK in that asset’s Trading Window for the remainder of the Trading Window, and vice versa.~~

~~Limiting ASKs below 30% of an asset’s then-current clearing price: This limit is designed to address outlier orders that significantly deviate from an asset’s then-current clearing price. As a reminder, an asset’s clearing price may change throughout the day (and the 30% range will adjust accordingly relative to the then-current clearing price).~~

~~More information on these rules (and other rules applicable to our Trading Platform) can be found in our TOS.~~

~~Why didn’t my BUY or SELL order clear?~~

~~There are several reasons this may happen. If you are a buyer, make sure that you have enough cash in your account to fund your BID. If you are a seller, make sure you have enough shares available to cover your ASK. If your BID was below the market-clearing price, or your ASK above it, then your transaction will not be completed. Also if you submitted an equal BID or ASK as someone else, orders will be filled based on availability of shares in the market.~~

Do I need to be an accredited investor to invest?

No, the vast majority of the investment opportunities on the App are available to all investors, provided that you do not invest more than 10% of your annual income or net worth in any of our offerings. If you are accredited, that limitation does not apply.

Are there fees to Buy or Sell shares?

Our fees reflect our goal to democratize the alternative asset market. In order to keep barriers to participation as low as possible, we don’t charge any commissions or management fees on the value of your investments. And the App is free, so you can browse and participate in community features at no cost.

At this time, Rally makes money by taking a sourcing fee on each initial offering.  This figure is included in the offering price reflected in the App and ~~–~~ the complete breakdown and exact number is reflected in the offering circular reviewed ~~and signed~~ as part of the investment process for each asset.

How do I pay for my investments?

You can pay for investments by linking your bank account to the Rally App. All transfers in and out are made via an automated-clearing-house (“ACH”). For security protection, we ask that you verify that the linked bank account belongs to you before you can start investing. You can do this instantly by securely logging into your online banking account through our integration with most major banks~~, or in about 24 hours by verifying the amount of two small micro-deposits sent to your account~~.

When you sell shares (or if your investments earn dividends), the money will be added to your Rally balance. You can view your balance at any time by clicking the “$” icon in the upper right-hand corner of the App. You can use these funds to make new investments, or simply withdraw them back to your personal bank account.

Note: We recommend linking a Checking account to avoid potential issues. Savings, money market and brokerage accounts are more often subject to restrictions on ACH transfers.

Will I receive any monthly statements or end of year tax documents?

Yes, but only when necessary for your reporting purposes. You will receive a 1099 if you have sold shares or if you have received dividends during the calendar year. If you just purchased shares then you won’t receive a 1099. Tax documents will become available through your Portfolio in March of the following year.

Monthly statements are only available if you have active investments in your portfolio. Statements are typically ready to view in your Portfolio by the first week of every month. New investments generally take two months to reflect in your statements.

When do you sell the assets and what happens when you do?

In general , we intend to hold assets for the long term. However, we do keep close tabs on investor sentiment through the app, as well as broader market conditions. If we do liquidate an asset, the proceeds get paid to the shareholders (similar to a company acquisition).

~~Remember, trading windows provide~~ Secondary Trading provides flexibility to investors. Instead of having to wait for an asset to be sold to exit your investment, you are able to decrease your exposure ~~to a particular~~ in an asset by selling ~~shares during a trading window or sell your position entirely~~some or all of your shares on the secondary market. Likewise, you are able to buy shares in an asset even if you missed its initial offering. So it pays to always keep tabs of what’s available through the app!

How do Buyouts on Rally Work?

An asset is eligible to receive buyout offers at any point after the completion of that asset’s Initial Offering. In order for an asset to exit the Rally platform, a qualified, legitimate offer must be presented to investors.

~~All buyout~~ Buyout offers are placed through the Rally app by selecting the “Buy this Asset” link at the bottom of that asset’s main page, and submitting an offer. Once placed, our team qualifies both the offer and the potential buyer to make sure both are legitimate.

All qualified offers are presented to shareholders for a non-binding poll. This poll is conducted via email and contains all pertinent buyout details including potential returns. Each shareholder may respond only once per poll and can select “Yes”, “No” or an option to ~~lets~~ let our Advisory Board decide on their behalf. During the buyout process, all trading (Live and Post-Only) for the asset is halted, pending the results of the poll.

Upon conclusion of the poll, results are distributed to Rally’s 3rd-party Advisory Board ~~that is composed of experts across the industry and our various asset classes~~. The Advisory Board takes into account both individually-weighted and share-weighted poll results as well as market conditions when making a decision.

To date, the Advisory Board has only voted yes when either the ~~individual- weighed~~ individual-weighted results, ~~share-weighed~~ share-weighted results, or both , indicated “Yes~~”,~~ ,” but reserves the right to do otherwise if appropriate.

After a poll ends, results are shared with our 3rd-party Advisory Board who have 24 hours to ratify the results of the poll. After this period, results are then distributed to both investors and the potential buyer – if a sale is accepted, funds will be distributed to investor’s accounts within 7 business days of the sale.

If a buyout offer is rejected, any follow-up offer from the potential buyer must result in at least an additional 10% return to shareholders to qualify for another poll.

What Qualifies a Buyout Offer for a Shareholder Poll?

If a net (after corporate taxes and entity fees) offer is greater than the current in-app value, Rally will conduct an in-depth analysis to determine if the offer falls within the current fair market value range for an asset. Rally calculates fair market value by looking at direct sales, comparable sales, indexes, and other market trends. This can change frequently depending on auction and private sale data.

When a user submits a buyout offer that doesn’t qualify for a shareholder poll, Rally will respond with our determination on the asset’s current value ~~– so a buyer always knows what number they need to hit in order to have their offer qualify for a poll~~.

Once an offer is qualified, Rally collects an escrow deposit from the buyer, pauses trading of shares in the asset, and sends the poll out – users have 48 hours to respond.

How are Competing Buyout Offers Handled?

Competing offers may be accepted within that 48-hour period. If a competing offer ~~of 5% or more is submitted~~exceeds an outstanding offer by 5%, the original ~~buyer~~ offeror has a chance to match or beat that competing offer. Both ~~buyers~~ offerors will be given the chance to respond to the other ~~buyer’s~~ ’s most recent offer, increasing their bids by 5% (or more) increments until there is one bidder left.

If poll results indicate both the majority of shareholders and shares were voted “YES”, a higher offer doesn’t trigger a second poll, and investors are notified along with final results that there is a higher payout coming. If poll results indicate a “NO” and a higher offer came in after the original notification, Rally will re-initiate a second vote so investors can consider the higher offer. Note: Any potential buyer that votes YES with their own shares is bound to that vote regardless of if they are the eventual winner.

What happens if I own a share of an NFT that receives an airdrop?

In the event of a project airdropping a new NFT to reward owners of a particular NFT that is held on the platform, Rally will conduct an investor survey similar to the one used for Buyout Surveys. Investors in the asset will have the ability to provide input into the decision on whether the airdropped NFT is (a) held on the platform and incorporated into the Series of the original underlying NFT, or (b) sold for a cash distribution.

If the poll result is “hold”, the derivative NFT will be incorporated into the Series of the original underlying NFT as a combined item, for example “Bored Ape & Mutant S1 Serum.”

If the poll result is “sell”, Rally would place the item for sale and revenue from the sale would be distributed to shareholders in USD on a share-weighted basis, less the “gas” fees and applicable taxes associated with the sale. This would target to happen within 10 days of the poll ending.

What happens if I own an NFT that is eligible for a token airdrop?

Rally will evaluate token airdrops on a case-by-case basis. If the token airdrop meets Rally’s predetermined set of criteria described below, the token will be claimed and distributed to investors in the form of USD. The distribution of USD will be on a share-weighted basis, less the “gas” fees and applicable taxes associated with the token claiming process.

Rally will only claim airdrops on behalf of investors if the airdrop meets a predetermined set of criteria:

•Token must be issued by a reputable platform or marketplace or verified creator or artist

•Token must be deemed safe by the community and Rally. We’ll generally require a token contract to be audited and members of the crypto/NFT community to embrace the airdrop.

•Token’s value must result in a USD payout greater than 5% of the asset’s initial offering market cap.

Once claimed, tokens will be exchanged for USD and transferred to the bank account of the Series NFT that claimed the airdrop. After transaction fees and taxes have been withheld, remaining USD will be divided amongst shareholders and distributed to individual cash balances on a share-weighted basis.

What is Instant Cash?

In the past, funds transferred to your Rally Cash Balance could take 1-2 business days to clear before being able to be used to place orders in the secondary market.

With Instant Cash, funds transferred via this feature will instantly be available for use on the secondary market. Information regarding eligibility and transaction size restrictions can be found in the additional questions below.

Can Instant Cash be used for Initial Offerings?

Instant Cash can only be used for secondary market transactions, and funds from Instant Cash may not be used to invest in Initial Offerings. However, for Initial Offerings, users are not required to pre-load their Rally cash balance – when a user makes an investment the funds will be transferred directly from their linked bank account.

Who is eligible for Instant Cash?

In order to use Instant Cash, you will need to have a Plaid linked bank account.

What are the fees associated with Instant Cash?

~~The fee to utilize Rally Instant Cash is 1.5% of the amount being transferred with a $0.25 minimum fee per transfer. For the launch of this new feature, Rally is offering a 14 calendar day free trial period in which the fees are waived. After the expiration of the trial period, the fees will automatically be applied to future transfers.~~

There is no fee to utilize Rally Instant Cash, which is currently in Beta for a limited time. We reserve the right to charge a fee for this service in the future.

Any Instant Cash fees ~~are~~ will be applied on top of the transfer amount, and will not be applied as a second ACH debit on your bank account. ~~For example, a $100 Instant Cash transfer would result in a $101.50 bank account debit.~~

Are bank transfers of all sizes eligible for Instant Cash?

At this time, Instant Cash can be used for secondary trading transfers up to $1,000 total over a 2-3 business day period.

What if I prefer not to use Instant Cash?

If as a user you would prefer to preload your Rally cash balance and avoid paying the 1.5 % fee – simply sign into your Rally account and initiate a deposit directly through your Portfolio.

Deposits on iOS

If you’re on iOS, after you open the Rally app you can tap the top left button to get to “ My Portfolio”. Then hit “Banking”. Once you’re there, hit “Transfer from your Bank”, type in an amount, and tap the green “Transfer” button.

Deposits on Web

If you’re on web, you can login at rallyrd.com/app – then hit the “My Portfolio button” on the left column. Then hit “Deposits / Withdraws” Once you’re there, hit “Transfer from your Bank”, type in an amount, and tap the green “Transfer” button.

Trading ~~on~~ through Rally

What is Live Trading ~~on~~ through Rally?

Rally’s technology platform allows buyers & sellers to access the Public Private Execution Network Alternative Trading System (the “PPEX ATS”), on which Investors can place BIDs and ASKs on specific assets, which are eligible to be matched and executed in real-time during ~~Rally~~ Market Hours (Monday through Friday, excluding standard stock market holidays, from ~~10:30am~~ 10:30AM (~~ET) – 4:30pm (ET))~~ET) – 4:30PM (ET)). The PPEX ATS is owned and operated by North Capital Private Securities Corporation.

All brokerage services relating to secondary market trading ~~is~~ are offered through Dalmore Group, LLC, a member of the Financial Industry Regulatory Authority

(FINRA) and the Securities Investor Protection Corporation (SIPC). All answers related to secondary trading are being provided by Dalmore Group, LLC.

How Does Trading on ~~Rally~~ the PPEX ATS Work?

During ~~Rally~~ Market Hours, any order where a match exists between a buyer and seller for a particular asset will immediately execute.

Outside of Market Hours, investors are still able to place BIDs and ASKs on any asset that is “Accepting Orders~~,~~.” These BIDS and ASKS will instantly be entered into the order book, and be eligible to execute pending a match upon opening of ~~Rally~~ Market Hours.

How can I sell my investment?

You can sell some or all of your shares on the Public Private Execution Network Alternative Trading System (the “PPEX ATS”), which is accessible to investors through the Rally app and supported by select registered broker dealers. While your shares are not listed on a public stock exchange, like NASDAQ or NYSE, the trading process should feel familiar.

After an asset’s Initial Offering, we impose a 90-day “lock-up” period during which shares cannot be bought or sold. Once the “lock-up” period is over, the “INVEST” button is replaced with “BUY” and “SELL” buttons so you know the asset is trading. You can submit offers to sell your shares during at any-time after the lock-up period for an asset is completed, by submitting sell orders (“ASKs”) through the app. However, no matching of buyers and sellers will occur other than during market hours as established by the PPEX ATS, as discussed under “Trading Through Rally.”

How do I place a BID or ASK (how to buy or sell shares)?

Ensure that you have the latest version of the Rally app from the iOS App Store or visit our web application at app.rallyrd.com.

Navigate to an asset that is eligible for secondary trading and select the BID (Buy) button to purchase shares or the ASK (Sell) button to sell shares. In order to place a BID, an investor must have a cash balance equal or greater to the total amount of the order, and in order to place an ASK, investors must currently own shares in that particular asset and have held those shares for a minimum of five business days.

Enter the number of shares and a limit price per share. ASKs will be eligible to be matched at or above that price per share, and BIDS will be eligible to be matched at or below that price per share.

Review your order and submit it. If matched, orders will execute immediately during Market Hours. If the order is not eligible to be matched, or it’s outside Market Hours, the order will show up in the asset’s specific order book until matched or canceled.

View your pending or executed order details anytime by navigating to the Portfolio section.

As a reminder, you will need an available cash balance equal or greater to the total amount of the order to place a BID, and will need to own shares in an asset that have completed the settlement process (held for five business days after execution) in order to place an ASK.

What is “Instant Buy”?

During ~~Rally~~ Market Hours, a user may be able to place an order to purchase one share of any eligible asset by selecting “Instant Buy” during the order process. This allows a potential buyer to place a limit order to purchase one share at the lowest available ASK, which would execute instantly for both the buyer and seller. To select “Instant Buy” the investor must have a cash balance equal or greater to the total amount of the order. To place an order for more than 1 share, or to specify a custom price per share, use the limit order option.

How does order matching work?

Orders are matched when the price of a BID and an ASK are equal or cross each other, prioritized based on “best price” and time submitted.

Prices cross when a BID is placed at a price higher than any current ASKs on the order book, or vice versa when an ASK is placed at a price lower than any current BIDs. All open orders are viewable 24/7 in an asset’s order book. As a reminder, crossing orders eligible to be matched will only execute during Market Hours. Outside of Market Hours, orders eligible to match will execute at the start of Market Hours.

If multiple users have an order (either BID or ASK) at an identical price for a given asset, that order will be matched in order of time priority – so whatever order was submitted first to the order book would receive priority to be matched and executed first. That is, the orders that were first submitted will get matched and executed first.

Note – There are currently no market makers or liquidity providers on the secondary market, and orders will only be filled if there is a matching order on the other side.

What happens if I place an order and it doesn’t get matched?

All orders placed are “Good Til Cancelled,” meaning the order remains active until either the order is matched and executed or canceled. Until an order is canceled or matched, orders will remain open and can be edited or canceled from your portfolio.

As a reminder, the cash equivalent to the total unmatched amount for any BID will be locked and will not be eligible for withdrawal or use on another order or investment until that order is canceled.

How do I know if my order was completed?

Once a BID to purchase shares is executed, a visual representation of your asset along with the total number of shares purchased will be visible in your portfolio.

Once an ASK to sell shares is executed, the sale will be represented in your cash balance at the top of your portfolio.

For both executed BIDs and ASKs, the transaction details will appear in your transaction history.

What are ~~Rally~~ Market Hours?

During Market Hours on the PPEX ATS, BIDs and ASKs that match will execute instantly. Market Hours for all eligible assets occur Monday through Friday, excluding standard stock market holidays, from 10:30AM (ET) – 4:30PM (ET).

What is the difference between “Market Hours” and the “Accepting Orders” Period?

~~During Market Hours on Rally~~During Market Hours, BIDs and ASKs that match will execute instantly. ~~Rally~~ Market Hours for all eligible assets occur Monday through Friday, excluding standard stock market holidays, from ~~10:30am(ET~~10:30AM (ET) – ~~4:30pm(ET~~4:30PM (ET).

~~What is the difference between “Market Hours” and the “Accepting Orders” Period?~~

~~During Market Hours on Rally, BIDs and ASKs that match will execute instantly. Rally Market Hours for all eligible assets occur Monday through Friday, excluding standard stock market holidays, from 10:30am(ET) – 4:30pm(ET).~~

~~The Accepting Orders period~~ The Accepting Orders period (sometimes referred to as “Post-Only”) occurs during all hours outside of ~~Rally~~ Market Hours, allowing users ~~on Rally~~ to place BIDs and ASKs, which, if matched, will execute once Market Hours resume. The Accepting Orders period allows all users to place BIDs or ASKs 24 hours per day, 7 days per week.

When will an asset be available to trade?

After an Initial Offering is complete, all assets have a predetermined “Lockup Period” before they are available to trade . . . In the days leading up to the opening of Market Hours for a specific asset the Accepting Orders period will begin allowing investors to place their BIDs and ASKs in the Order Book prior to the official opening day of ~~Trading~~trading.

Communication via email will be sent to all shareholders and all users who have selected “Notify Me” for all eligible assets in advance of an asset being available to trade. Once trading begins, all investors who own shares of an asset will see a denotation at the top right of the asset image within the main carousel highlighting the number of shares owned.

Timeframe to resell after purchase?

Purchased shares must be held for 5 business days before being eligible to be re-sold.

Do I need a cash balance to place a BID?

In order to place a BID on the PPEX ATS (through the Rally app), you will need to maintain a cash balance that is at least the equivalent of your BID.

Ex: If you would like to place a bid to purchase 10 shares at $5 per share, you will need to have an available cash balance of at least $50.

You can add cash to your Rally account by selecting “Banking” in the portfolio section of the Rally app. Transfers from your bank account into your Rally balance take one business day to clear.

Why can’t I place a bid? (no available cash)

A cleared cash balance is required to place a BID ~~during Trading Windows~~.

Transfers from your bank account into your Rally balance take one business day to clear (see “What is Instant Cash?” for additional details). However, for Initial Offerings, you don’t need a cash balance. When you make an investment, funds will be transferred directly from your linked bank account when you invest (if there is no balance to pull from).

How can I view historical trading data?

Though we do not currently disclose ~~our Trading~~ trading or User data, ~~when a~~ for an asset that is trading ~~window is underway~~ on the secondary market, users are able to go into the ~~Trading~~ trading data for each specific asset and view all BIDs and ASKs placed. Additionally, you can view the most recent ~~closing~~ matched price for each asset ~~that has had at least one active trading window~~.

How can I get trading alerts?

Communication via email will be sent to all shareholders and all users who have selected “Notify Me” for all eligible assets in advance of trading. Once trading begins, all investors who own shares of an asset will see a denotation at the top right of the asset image within the main carousel highlighting the number of shares owned.

How can I sell all my shares and close my account?

In order to close your account, you will first need to sell all of your shares and withdraw any cash balance. To sell your shares, you’ll have to place an ASK, and wait until that ASK is fully matched and executed. Once you have sold all of your shares and transferred your cash balance to your linked bank account, we will be happy to help you close your account.

Can I cancel my BID or ASK?

At any point before an order matches, you’ll have the option to edit or cancel any pending trades. All editing or cancellation of any pending order can be made from the Portfolio section. Remember, orders are eligible to instantly be matched during Market Hours, and any executed order is ineligible to be canceled.

How long does it take me to get cash after I have my ASK executed?

Once an ASK is fully or partially executed, the proceeds of that sale will be available in your account within two business days.

How long does it take to get my shares after a BID executes and when can I resell them?

Once a BID is matched and fully or partially executed, the shares will appear in your portfolio immediately. Purchased shares must be held for 5 business days before being eligible to be re-sold.

How is an asset’s market value calculated?

All assets are valued on Rally based on their last traded price per share. An asset’s market value is the number of total shares issued multiplied by the last trade price.

Note – orders will only be filled if there is a matching order on the other side and there are no guarantees that shares can be bought or sold at any specific price, including the last traded price per share.

Are there any rules around orders I am able to place?

The following limitations are imposed on all orders:

ASKs cannot be below 30% of an asset’s last executed trade. As a reminder, an asset’s last trade price may change throughout the day, and the 30% range will adjust accordingly relative to the last trade.

An investor may not simultaneously have an open BID and ASK in the same asset.

An investor may not sell a share until it’s been held for five business days to allow for proper settlement.

What does it mean when trading is paused?

Occasionally, trading may be paused temporarily on a particular asset. When trading on an asset is paused, no orders will be accepted or executed. Potential reasons for a pause on trading include pending buyout offers or platform downtime or maintenance.

What is a partial match?

If only a portion of a user’s BID or ASK is eligible to be matched during ~~Rally~~ Market Hours, the matched portion of the order will be executed as an individual transaction, and the remaining portion of the order will remain open and be adjusted to reflect the updated unmatched portion.

An order may be partially filled multiple times, and until a partially matched order becomes fully matched, it will remain open and can be edited or canceled from your portfolio.

For example, if User A placed a BID for 5 shares at $10, but there is currently only 1 ASK in the order book for $10 (and no other ASKs below User A’s chosen BID), then User A would receive 1 share. The remaining portion of User A’s order would remain in the order book until it becomes fully matched.

Privacy & Security

How do I know it’s safe to invest on Rally?

All of our investments are reviewed and vetted by a FINRA registered broker-dealer and are subject to SEC regulation. We are committed to making investing with us as transparent as possible. Everything we see, you see. All the information we have on an asset is made available to all of our members, even those who don’t invest.

We are always here to help, so if you have any questions please don’t hesitate to get in touch at support@rallyrd.com.

How can I be sure that my personal Information is secure?

As a financial platform that sells regulated securities, we are required to collect and store certain personal information about our investors, but we take no chances with your security. We hold ourselves to FINRA standards for information security, and certain highly sensitive information, like your bank account, is never stored on our servers. A record of your investments is kept with our broker-dealer partners and our banking providers. Please review our Privacy Policy for more information.

Are the assets secure & maintained?

We store, maintain and insure all of the assets on the platform for the benefit of investors. We understand that their upkeep is critical to preserving and growing long-term value, so we adhere to strict guidelines. Since we always invest alongside you, it’s in our shared interest to manage assets to the highest possible standards and you can be confident we don’t cut corners. In the highly unlikely event of asset impairment, any insurance settlement will be used to repair the asset to its previous condition (when possible), or paid out to the investors as a liquidation event.

Terms and Conditions of Service and Privacy Policy (https://rallyrd.com/privacy/)

PLEASE READ THESE TERMS AND CONDITIONS OF SERVICE & PRIVACY POLICY (THIS “AGREEMENT”) CAREFULLY BEFORE USING ANY SERVICES (AS DEFINED BELOW) OFFERED BY RSE MARKETS, INC. (“Rally”, “WE” OR “US”) INCLUDING ANY OF OUR WEBSITES AND MOBILE APPLICATIONS (collectively, the “Services”). By accessing and using any of the Services, you are hereby agreeing to be legally bound by the terms and conditions of this Agreement. Use of and access to the Services is subject to the terms of this Agreement and all applicable laws and regulations. Please read this Agreement carefully. By accessing, viewing or otherwise using this website or mobile application you, on behalf of yourself and all of your authorized representatives (collectively, the “User” or “you”) agree to the terms and conditions of this Agreement. User and Rally are individually hereinafter referred to as a “Party” and collectively as the “Parties.”

1. Update to Terms of Use. From time to time, Rally may without advance notice: (a) supplement or make changes to this Agreement and other rules or access and use procedures, documentation, security procedures and standards for equipment related to the Services, (b) change the type and location of Rally’s system equipment, facilities or software, or (c) modify or withdraw any Service or any Rally database, material, service or system. Any updates to this Agreement shall be posted within the Service. User acknowledges User’s responsibility to review the Agreement’s terms and conditions from time to time and to be aware of any such changes.

2. Termination of Access to and Use of Services. Rally reserves the right to terminate access to the Service or take other actions it reasonably believes necessary to comply with the law or to protect its rights or those of its Users. Any access or attempt to access or use a Service for any unauthorized or illegal purpose is strictly prohibited. Rally reserves the right to exclude a User, in whole or in part, where it believes the activities of such User may be illegal, in violation of securities regulations, or otherwise pose a detrimental risk to Rally or the ~~Trading Platform~~Services. Rally would make any such determination based on the relevant facts and circumstances at the time that they occur. For example, Rally discourages Users from frequently submitting indications of interest and cancelling them after a short time or otherwise entering indications of interest with intent to manipulate the price or trading volume of an auction. Rally prohibits Users from submitting via the Services both bids and offers in the same auction. Once a User places a bid or offer, as the case may be, all subsequent activity in that auction must be placed on the same side of the market. Rally also reserves the right to exclude a User engaging in conduct that may be otherwise detrimental to the operation of the ~~Trading Platform~~Services, the reputation of Rally or the interests or well-being of other Users. Rally reserves the right to exclude a User from the Services, in whole or in part, if such User may have violated applicable contractual provisions, including any provision in this Agreement. Rally reserves the right to disable any functionality of the ~~Trading Platform~~Services, in whole or in part, if such functionality experiences technical issues or could otherwise pose a detrimental risk to users or Rally.

3. Services. (a) Subject to the terms of this Agreement, Rally grants User a limited, terminable, nonsublicensable, non-transferable, non-exclusive right to access and use the Services on a personal computer or mobile device that User owns or controls in accordance with the terms of this Agreement and as permitted by the applicable terms of service of the mobile app store from where User downloaded any mobile application necessary to access the Services and the specific usage rules set forth therein. Rally shall have no obligation to support User’s use of the Services in the event that: (i) User modifies the Service (or any component thereof) without Rally’s prior written consent; (ii) any error is caused in whole or in part by persons other than Rally, including without limitation, User’s failure to properly enter or transmit data; or (iii) any error is caused in whole or in part by User’s use of the Service in association with operating environments and platforms other than those specified by Rally (b) To the extent that the Service incorporates any third-party software licensed by Rally, then, in addition to the terms set forth herein, User must comply with any additional terms, restrictions, or limitations applicable to such thirdparty software. Additionally, User acknowledges that Rally shall have the right to subcontract performance of its hosting services, credit card and payment processing services and other services, in which event the service levels provided by any third-party hosting provider (including, without limitation, any service levels that are stricter than the service levels offered by Rally), credit card or payment processor or other service provider will be incorporated herein by reference. (c) User shall procure, install and maintain all equipment, data plans, Internet connections and other hardware (other than the hardware constituting the support center maintained at Rally’s facilities) necessary for User to connect to and access the Service. Rally is not responsible for equipment defects, lack of service, or other issues arising from third-party services or equipment. User is responsible for any applicable charges and fees associated with any data plan fees or other subscription charges or fees of any kind whatsoever that may be required by User’s carrier to access the Service.

4. User IDs. User will comply with all Rally rules and regulations and security restrictions in connection with use of the Service. Each User will be assigned a unique User identification name and password for access to and use of the Service (“User ID”). User shall be solely responsible for ensuring the security and confidentiality of all User IDs. User acknowledges that it will be fully responsible for all liabilities incurred through use of any User ID and that any transactions under a User ID will be deemed to have been performed by User. Use of any User ID other than as provided in this Agreement shall be considered a breach of this Agreement by User.

5. Proprietary Rights. User acknowledges Rally’s proprietary rights in the Service and associated documentation and shall protect the proprietary nature thereof. If User suggests any new features, functionality or performance for the Service that Rally subsequently incorporates into the Service (or any other software or service), User hereby acknowledges that (i) Rally shall own, and has all rights to use, such suggestions and the Service (or any other service) incorporating such new features, functionality, or performance shall be the sole and exclusive property of Rally; and (ii) all such suggestions shall be free from any confidentiality restrictions that might otherwise be imposed upon Rally. User shall not sell, lease, or otherwise transfer or distribute the Service or its associated documentation, in whole or in part, without prior authorization in writing from Rally. In the event of any breach of this paragraph, User agrees that Rally will suffer irreparable harm and shall therefore be entitled to obtain injunctive relief against User.

6. Conduct Within Public Areas of Site. The Service may contain e-mail services, bulletin board services, forums, communities or other message or communication facilities designed to enable Users to communicate and interact with other Users (the “Public Areas”). User agrees to use the Public Areas only to post, send and receive messages and materials that are proper and, when applicable, related to the particular Public Area. Rally has no obligation to monitor the Public Areas, provided, however, Rally reserves the right to review materials posted to the Public Areas and to remove any materials at any time, without notice, for any reason and in its sole discretion. Rally reserves the right to terminate or suspend User’s access to any or all of the Public Areas at any time, without notice, for any reason whatsoever. User acknowledges that postings and other communications posted in the Public Areas by other Users are not controlled or endorsed by Rally, and such communications shall not be considered reviewed, screened or approved by Rally. Statements made in postings, forums, bulletin boards and other Public Areas reflect only the views of their respective authors. Rally specifically disclaims any liability with regard to the Public Areas and any actions resulting from a User’s participation in any Public Areas. User acknowledges and agrees that User’s communications with other Users via the Public Area or otherwise are public and not private communications, and that User has no expectation of privacy concerning User’s use of the Public Areas. User acknowledges that personal information that User communicates on the Public Areas may be seen and used by others and result in unsolicited communications; therefore, RALLY STRONGLY ENCOURAGES USERS NOT TO DISCLOSE ANY PERSONAL INFORMATION ABOUT ~~THEMSELF~~ THEMSELVES THROUGH THE PUBLIC AREAS. Rally is not responsible for information that User chooses to communicate via the Public Areas, or for the actions of other Users. Further, User grants Rally a non-exclusive, transferable, sub-licensable, royalty-free, worldwide license to use, in the promotion of Rally or the Service, any content that User posts on or in connection with a Public Area, including, without limitation, the posting of such content on Rally’s social media accounts.

7. User Information & Privacy; Data Retention and Collection. (a) User grants to Rally a non-exclusive license to copy, use and display any and all personally identifiable data, information or communications sent, or entered by Users while accessing the Service (“User Information”) solely to the extent necessary for Rally to provide the Services, including, without limitation, communicating with Users, responding to requests that User makes, to improve the Services and to better tailor the features, performance and support of the Services, and to offer User’s additional information, opportunities, and functionality. User agrees that Rally may provide the User Information to third-party service providers who work on behalf of or with

Rally to provide some of the features of the Services (“Service Providers”) and to help Rally communicate with you. However, these Service Providers do not have any independent right to share this User Information (except pursuant to a legal requirement such as a subpoena or warrant). User acknowledges that Rally exercises no control whatsoever over the content of the User Information and it is the sole responsibility of User, at its own expense, to provide the information, and to ensure that the information Users transmit or receive complies with all applicable laws and regulations now in place or enacted in the future. Rally is under no obligation, however, to review User Information for accuracy, potential liability or for any other reason. (b) User agrees that Rally’s and any Service Provider’s obligation to keep or maintain any User Information obtained in the course of performance of the Service shall not extend beyond the expiration of thirty (30) days following the User’s ceasing use of the Service. Rally will provide a copy of User Information in the hosted format (at User’s expense) provided that User requests such copy, in writing, within ten (10) days following the User ceasing to use the Service. (c) Rally and any Service Providers shall have the right to utilize data capture, syndication and analysis tools, and other similar tools, to extract, compile, synthesize, and analyze any non-personally identifiable data or information (including, without limitation, User Information) resulting from User’s access and use of the Service (“Blind Data”). To the extent that any Blind Data is collected by Rally or any Service Providers, such Blind Data shall be solely owned by Rally or the Service Provider (as applicable) and may be used by Rally or the Service Provider (as applicable) for any lawful business purpose without a duty of accounting to User, including, without limitation, providing User with the opportunity for User to benchmark itself against its peers, provided that the Blind Data is used only in an aggregated form, without specifically identifying the source of the Blind Data. Without assuming any obligations or liabilities of User, Rally agrees to, and shall procure that any Service Providers agree to, use commercially reasonable efforts to comply with the applicable U.S. laws and regulations respecting the dissemination and use such Blind Data. (d) As User navigates the Services, certain information may also be collected passively, including your Internet protocol address, browser type, mobile device and operating system. Rally and any Service Providers may also use “Cookies” and navigational data like Uniform Resource Locators (URL) to gather information regarding the date and time of your visit and the information for which you searched and viewed. This type of information is collected to better understand how User’s use the Service and to make the Services more useful to you. Most browsers are automatically set to accept Cookies. If User would like more information about cookies and how to control and delete cookies in various browsers, such as Internet Explorer, Firefox, Safari and Chrome, please visit https://aboutcookies.org/.

(e) Except as otherwise stated in this Agreement, Rally does not trade, rent, or share User’s “Personal Information” (i.e., information about a User that is personally identifiable to the User, such as name, address, email address, phone number, social security number, employment details, answers to investor suitability questions and credit card and payment information) with third parties, unless ~~you ask or authorize~~ the User asks or authorizes us to do so, provided, however, that Rally may provide User Information and your Personal Information to Service Providers or to any third party as is required by law, rule or regulation applicable to Rally, or by any court, governmental agency, commission, authority, regulatory body, board or similar entity or body having jurisdiction over Rally that has requested the information in accordance with its lawful authority. However, these Service Providers do not have any independent right to share this information (except pursuant to a legal requirement such as a subpoena or warrant). (f) Rally uses reasonable administrative, technical, personnel and physical measures to safeguard Personal Information in Rally’s possession against loss, theft and unauthorized use, disclosure or modification, provided, however, User acknowledges and agrees that no website, application or Internet transmission is completely secure. Accordingly, Rally cannot guarantee that unauthorized access, hacking, data loss, or other breaches will never occur, and Rally cannot be held liable for any unauthorized access or use of the User’s data. User’s use of the Services is at User’s own risk. (g) If Rally or its assets are acquired by a third party, that third party will possess the User Information and Personal Information collected by Rally and it will assume the rights and obligations regarding User Information and Personal Information as described in this Agreement. Additionally, Rally may disclose User Information and Personal Information if Rally believes in good faith that such disclosure is necessary to (a) comply with relevant laws or to respond to subpoenas or warrants served on us; or (b) to protect and defend the rights or property of us, users of the Services or third parties. By using the Services, you hereby agree and consent to the transfer or assignment of your User Information and Personal Information as provided herein, and you further waive any claims that could be made against us in relation thereto. (h) Rally offers you choices regarding the collection, use and sharing of your Personal Information. When you receive communications from us, you may indicate a preference to stop receiving further communications from us and you will have the opportunity to “opt-out” by following the unsubscribe instructions provided in the email you receive or by contacting us directly (please see contact information below). You may change any of the Personal Information in your Service profile by editing your information in your profile.

8. Location Data. Rally may collect, maintain, process and use a User’s location data, including the ~~realtime~~ real time geographic location of a User’s mobile device as necessary to provide the Services’ full functionality. By using or activating any location-based services on a mobile device, User agrees and consents to Rally’s collection, maintenance, publishing, processing and use of User’s location data to provide user with the Services. Rally does not collect location data in a form that personally identifies Users. ~~User~~ Users may withdraw this consent at any time by turning off the location-based feature on a mobile device or by not using any location-based features. Turning off or not using these features may impact the functionality of the Service. Location data provided by the Service is for basic navigational purposes only and is not intended to be relied upon in situations where precise location information is needed or where erroneous, inaccurate or incomplete location data may lead to death, personal injury, property or environmental damage. Use of real time route guidance is at the User’s sole risk.

Location data may not be accurate. Rally does not guaranty the availability, accuracy, completeness, reliability or timeliness of information or location displayed by the Service.

9. Image Information. In order to comply with the requirements of our broker dealer and payment providers, our application may request that users either use their camera or upload an image of their ID for the purpose of verifying their identity. We understand the sensitive nature of this information and will take appropriate measures to protect it in accordance with our privacy policy.

10. User Restrictions. User agrees not to: (i) copy, decompile, reverse engineer, disassemble, attempt to derive the source code, modify or create derivative works of the Service or any Service related documentation; (ii) upload or distribute in any way files that contain viruses, trojans, worms, time bombs, logic bombs, corrupted files, or any other similar software or programs that may damage the operation of the Service or another’s computer; (iii) use the Service for illegal purposes; (iv) violate or attempt to violate the security of the Service and from using the Service to violate the security of other websites by any method; (v) access data not intended for User or ~~logging~~ log into a server or account which User is not authorized to access; (vi) interfere or disrupt networks connected to the Service; (vii) upload, post, promote or transmit through the Service any unlawful, harassing, libelous, abusive, threatening, harmful, vulgar, obscene, hateful, racially, ethnically or otherwise objectionable material of any kind or nature; (viii) upload amounts of data and/or materials in excess of any limits specified by Rally from time to time and not to create large numbers of accounts or otherwise transmit large amounts of data so as to clog the Service or comprise a denial of service attack or otherwise so as to have a detrimental effect on the Services; or (ix) upload, promote, transmit or post any material that encourages conduct that could constitute a criminal offence or give rise to civil liability. Rally may take whatever remedial action it determines in its sole discretion is appropriate if User violates these restrictions, including, but not limited to, immediate suspension or cancellation of the Service. Rally operates the Service from its headquarters in the United States, and the Service is intended only for users within the United States. If User uses the Service outside of the United States, User is responsible for following applicable local laws and determining, among other things, whether User’s use of the Service violates any of those local laws.

11. Investment Opportunities. User acknowledges that the Service may, from time to time, provide a User with the opportunity to make an investment in the partial ownership of a collectible or a legal entity that owns collectible(s). Any such opportunity for a User to make any such investment shall, at all times, be made available only through a broker-dealer registered with FINRA and the U.S. Securities Exchange Commission and is subject to the qualification of the User as a qualified purchaser (as determined by the applicable securities laws of the United States, as amended from time to time) and further application, as determined by Rally in its sole discretion. User acknowledges that it has no right to make any investment solely by downloading and/or otherwise accessing the Service. Furthermore, any User who invests in a legal entity that owns collectible(s) via the

Service acknowledges that transfer of such ownership interests is restricted by federal and state securities law. As such, Users are prohibited from offering such ownership interests for sale via Public Areas. User acknowledges and understands that Rally makes no recommendation with respect to the purchase of, or any investment decision made in respect of, any security, and is providing User with no investment advice whatsoever. User acknowledges that Rally does not and will not provide User with any legal, tax, estate planning or accounting advice. Further, Rally will not provide User with any advice regarding the suitability, profitability or appropriateness for ~~me~~ User of any security, investment, or other matter. Unless otherwise specified in writing, I acknowledge that Rally employees are not authorized to give any such advice, and I will neither solicit nor rely on any investment advice from any Rally employee. Nothing in this Agreement constitutes an offer, or a solicitation of an offer, to buy or sell securities. User further acknowledges that Rally neither assumes responsibility for nor guarantees the accuracy, currency, completeness or usefulness of information, commentary, recommendations, advice, investment ideas or other materials that may be accessed by User through Public Areas.

12. Electronic Disclosures & Transactions. Because Rally operates only on the Internet or as a mobile application, it is necessary for Users to consent to transact business with Rally electronically. As part of doing business with Rally we also need Users to consent to Rally giving a user certain disclosures electronically. By agreeing to this Agreement and use of the Service, User agrees to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating to User’s use of the Service, including User’s registration as an investor through our Service (each, a “Disclosure”). Any Disclosures will be provided to User electronically through the Service or via electronic mail to the email address User provided. If User requires paper copies of such Disclosures, User may request a paper copy will be sent to you at a cost of up to $5.00 per document requested. Rally may discontinue electronic provision of Disclosures at any time in Rally’s sole discretion. User’s consent to receive Disclosures and transact business electronically, and Rally’s agreement to do so, applies to any transactions to which such Disclosures relate. User’s consent will remain in effect for so long as you are a User and, if you are no longer a User, will continue until such a time as all Disclosures relevant to transactions that occurred while you were a User have been made.

13. Payment Processing. (a) Rally, or a third-party partner, may process payment transactions on behalf of Users through the appropriate bank, credit card or debit card network, as applicable. When a User chooses to use the Service to make an investment in an collectible or a collectible holding company the User hereby consents to any third party escrow agent appointed by Rally facilitating and/or processing payments made or received through the Service, including, without limitation, the consent to access, charge or debit a payor’s credit card, debit card, bank account or other payment mechanism. (b) Each User acknowledges and agrees that a payment transaction made through the Service is a transaction between Users wishing to invest in a collectible or a collectible holding company and those offering such investment and not with Rally. Rally is not a party to any payment transaction related to any such investment and Rally is not a buyer or seller in connection with any such investment transaction. (c) Users may only use the Service to process a payment transaction for investment in a collectible or a collectible holding company through a legitimate, bona fide sale of such product or service. Users may not use the Service to purchase any illegal goods or services or for any other underlying illegal transaction. (d) Unless held in escrow in accordance with the terms governing an investment by the User, as agreed between the User and Rally at the time of investment, all payment transactions processed through the Service are non-refundable to a User by Rally and are non-reversible by a User through the Service. Users may have additional refund or charge-back rights under the agreement a User has with the issuer of the User’s payment instrument (i.e. its credit or debit card agreement or bank) or applicable state and federal laws. User should review its periodic statement received from the issuer of its payment instrument, which will reflect all purchase transactions through the Service.

14. Rally Instant Cash Transfer. After you initiate a transfer of funds into your Rally account, the standard ACH network processing time for those funds to become available for use is between 6 hours and 4 business days. However, Rally offers Users the ability to access “Instant Cash,” a service that provides a cash advance for a set fee, which will automatically be added to the transfer from your linked bank account. For each transfer, you will have the opportunity to see the fee amount for Instant Transfer on the confirmation page. Funds transferred via “Instant Transfer” will be instantly available for use on the Rally platform, even while the deposit is pending, except that such funds may not be used to invest in (1) any primary security offerings; or (2) any secondary market transactions on securities that were offered and subscribed to less than seven (7) days ago. Rally may, at any time and in its sole discretion, deny any User’s ability to access the Instant Transfer service, and may terminate the Instant Transfer service at any time, without liability to any User. By choosing the option to transfer funds using Instant Transfer, you authorize Rally to automatically collect the deposit once it is received from your bank account to cover the cash advance. If your deposit does not clear, whether for insufficient funds, or otherwise, we will send you a notice to initiate a new deposit to cover the unsettled deposit amount. Rally, in its sole discretion, may close any open orders that were contingent on holding a positive balance, and additionally may close your account and sell any existing investments to cover the unsettled deposit. For clarity, Rally’s Instant Transfer is included under the definition of “Services” and is covered by this Agreement.

15. Disclaimer of Warranties. THE SERVICE IS PROVIDED “AS IS” AND “AS AVAILABLE” WITH ALL FAULTS AND WITHOUT WARRANTY OF ANY KIND. RALLY MAKES NO REPRESENTATION OR WARRANTY (EXPRESS, IMPLIED OR STATUTORY) WITH RESPECT TO THE SERVICE, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, ACCURACY MERCHANTABILITY, OR NONINFRINGEMENT. RALLY DOES NOT WARRANT THAT THE SERVICE WILL OPERATE UNINTERRUPTED OR ERROR-FREE. USER ASSUMES THE RESPONSIBILITY TO TAKE ADEQUATE PRECAUTIONS AGAINST DAMAGES TO USER’S EQUIPMENT WHICH COULD BE

CAUSED BY DEFECTS OR DEFICIENCIES IN ANY SERVICE, ANY RALLY INFORMATION, PRODUCT, SERVICE, SYSTEM, DATABASE OR MATERIAL, OR PART THEREOF. USER ALSO ACKNOWLEDGES THAT ELECTRONIC COMMUNICATIONS AND DATABASES ARE SUBJECT TO ERRORS, TAMPERING AND BREAK-INS AND THAT WHILE RALLY WILL IMPLEMENT REASONABLE SECURITY PRECAUTIONS TO ATTEMPT TO PREVENT SUCH OCCURRENCES, RALLY DOES NOT GUARANTEE THAT SUCH EVENTS WILL NOT TAKE PLACE. USER’S INSTALLATION AND INPUTS, AS WELL AS THIRD PARTY SYSTEMS AND PROCEDURES, MAY INFLUENCE THE OUTPUT AND ERRORS IN ANY ORDER OR ELECTRONIC TRANSMISSION OR COMMUNICATION, AND CAN RESULT IN SUBSTANTIAL ERRORS IN OUTPUT, INCLUDING INCORRECT INFORMATION, ORDERS AND AGREEMENTS. IN ADDITION, ERRORS MAY BE INTRODUCED INTO INFORMATION OR ORDERS IN THE COURSE OF THEIR TRANSMISSION OVER ELECTRONIC NETWORKS. USER SHALL IMPLEMENT AND TAKE RESPONSIBILITY FOR APPROPRIATE REVIEW AND CONFIRMATION PROCEDURES TO VERIFY AND CONFIRM ORDERS OR OTHER TRANSACTIONS IN WHICH USER PARTICIPATES USING RALLY’S WEBSITE, INFORMATION, SERVICES, DATABASES, SYSTEMS OR OTHER MATERIAL.

16. Limitation of Liability. IN NO EVENT SHALL RALLY OR ANY SERVICE PROVIDER BE LIABLE FOR ANY LOST OR ANTICIPATED PROFITS, OR ANY DIRECT, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECIAL, RELIANCE OR CONSEQUENTIAL DAMAGES, REGARDLESS OF WHETHER IT WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

17. Indemnification. By accessing this Service, User agrees to indemnify, defend, and hold harmless Rally and its affiliates and each of their respective directors, officers, employees, agents, licensors, advisors, independent contractors and providers (collectively referred to herein as “Indemnified Parties”) from and against any and all claims, losses, expenses or demands of liability, including attorneys’ fees and costs incurred by any Indemnified Party in connection with any claim (including any third-party intellectual property claim) arising out of: (i) information, materials and content submitted, posted or transmitted by User on or through the Service, (ii) User’s use of the Service, and (iii) User’s breach of any provision of this Agreement. User further agrees that User will cooperate with Rally as is reasonably required in the defense of any such claims. Rally, on behalf of each Indemnified Party, reserves each Indemnified Part’s right, at its own expense, to assume the exclusive defense and control of any matter otherwise subject to User’s foregoing indemnification obligations, and User shall not, in any event, settle any claim or matter without the written consent of Rally and each Indemnified Party named as a party in such claim.

18. Term; Termination (a) This Agreement shall commence upon Rally providing User with access to the Service and shall continue until a Party provides notice of its termination of this Agreement. (b) Upon termination of the Agreement for any reason, User’s right to use the Service shall immediately cease. Termination of this Agreement shall not relieve either party of any obligation accrued prior to the termination date or which by its nature should survive any termination of this Agreement.

19. Confidential Information. (a) “Confidential Information” means the Service, its associated documentation, Rally’s pricing for the Service, and other information and documentation disclosed by Rally under this Agreement that is designated as confidential or that by its nature would reasonably be expected to be kept confidential. (b) Notwithstanding the previous paragraph, Rally’s Confidential Information shall not include information that (i) is or becomes publicly available through no act or omission of User; or (ii) was in User’s lawful possession prior to the disclosure and had not been obtained by User either directly or indirectly from Rally; or (iii) is lawfully disclosed to User by a third party not bound by a duty of nondisclosure; or (iv) is independently developed by User without access to or use of the Confidential Information. (c) User agrees to hold the Confidential Information in confidence. User agrees not to make the Confidential Information available in any form to any third party or to use the Confidential Information for any purpose other than performing its obligations or enjoying its rights under this Agreement. User agrees to use the same degree of care that it uses to protect its own confidential information of a similar nature and value, but in no event less than a reasonable standard of care, to ensure that Confidential Information is not disclosed or distributed by its employees or agents in violation of the provisions of this Agreement. User represents that it has, with each of its employees who may have access to any Confidential Information, an appropriate agreement sufficient to enable it to comply with all of the confidentiality terms hereof. (d) Notwithstanding the foregoing, User may disclose the Confidential Information to the extent that such disclosure is required by law or court order, provided, however, that User provides to Rally prior written notice of such disclosure and reasonable assistance in obtaining an order protecting the Confidential Information from public disclosure. (e) After termination or expiration of this Agreement, User shall return to Rally any Confidential Information in User’s possession or control.

20. Regarding Children Rally’s Services are not directed toward anyone under the age of 18. If User is under the age of 18, User may not create a user profile or register for the Services. If you are a parent or guardian who has discovered that your child has submitted his or her Personal Information without your permission or consent, Rally will take reasonable steps to promptly remove that information from Rally’s database at your request. To request removal of your child’s information, please contact us at: hello@rallyrd.com.

21. Miscellaneous (a) Relationship Between The Parties. This Agreement shall not be construed as creating any agency, partnership, joint venture, or other similar legal relationship between the Parties; nor will either Party hold itself out as an agent, partner, or joint venture party of the other party. (b) Compliance With Law. Each Party shall comply with all applicable laws and regulations of governmental bodies or agencies in its performance under this Agreement. (c) Notice. Whenever notice is required to be given under this Agreement, such notice shall be in writing and shall be addressed to the recipient at the Notice Address of such Party, or to such other address as the addressee shall have last furnished in writing to addressor. (d) Waiver. No waiver shall be implied from conduct or failure to enforce rights. No waiver shall be effective unless in a writing signed by both Parties. (e) Severability. If any provision of this Agreement is held to be invalid, void or unenforceable, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the parties in accordance with applicable law, and the remaining provisions of this Agreement shall remain in full force and effect. (f) Assignment. User may not assign or delegate any of its rights, interest or obligations hereunder, whether by operation of law or otherwise, without the prior written consent of Rally

The sale of a controlling interest in User through a single transaction or a series of transactions shall be deemed an assignment hereunder for which Rally’s consent is required. Rally may assign and delegate this Agreement to successors in the event of a merger, acquisition or other change in control. This Agreement shall bind and inure to the benefit of the parties and their respective successors and permitted assigns. (g) Governing Law; Arbitration. This Agreement and all claims related to it, its execution or the performance of the parties under it, shall be construed and governed in all respects according to the internal laws of the State of New York without regard to the conflict of law provisions thereof. User hereby waives any right to bring any claim against Rally in court (including any right to a trial by jury), except as provided by the rules of the arbitration forum in which a claim is filed. User waives any right it may have to start or participate in, and agrees to opt out of, any class action against Rally arising from or relating to the Services or this Agreement. Any controversy or claim arising out of or relating to an alleged breach of this Agreement or the operation of this Service shall be settled by binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association before a single arbitrator. Any such controversy or claim shall be arbitrated on an individual basis, and shall not be consolidated in any arbitration with any claim or controversy of any other party. The arbitration shall be conducted in New York, New York and the language of such arbitration shall be English. Rally may seek any interim or preliminary relief from a court of competent jurisdiction in New York, New York, necessary to protect Rally’s rights or property pending the completion of arbitration. The arbitrator shall not have the authority, power, or right to alter, change, amend, modify, add, or subtract from any provision of this Agreement. The arbitrator shall have the power to issue mandatory orders and restraining orders in connection with the arbitration. The award rendered by the arbitrator shall be final and binding on the parties, and judgment may be entered thereon in any court of competent jurisdiction. (h) Force Majeure. Rally shall not be in default or otherwise liable for any delay in or failure of its performance under this Agreement where such delay or failure arises by reason of any Act of God, or any government or any governmental body, war, insurrection, acts of terrorism, the elements, strikes or labor disputes, or other similar or dissimilar causes beyond Rally’s control. User acknowledges that the performance of certain of Rally’s obligations may require the cooperation of third parties designated by User and outside the control of Rally In the event such third parties fail to cooperate with

Rally in a manner that reasonably permits Rally to perform its obligations, such failures shall be consider as causes beyond the control of the Rally for the purposes of this Section and shall not be the basis for a determination that Rally is in breach of any of its obligations under this Agreement or is otherwise liable. (i) Entire Agreement. This Agreement shall constitute the complete agreement between the Parties and supersedes all previous agreements or representations, written or oral, with respect to the subject matter hereof. (j) Contacting Us. If you think that the use of your Personal Information is not in alignment with the purpose for which you have provided it to Rally, or if you have any questions or suggestions regarding this Agreement or the Service, please contact us at: hello@rallyrd.com.

“About Rally” Section of Website Homepage (https://rallyrd.com/#section1)

Assets to Appreciate

Rally is a platform ~~for~~ that allows investors to buy~~ing~~ & sell~~ing~~ equity shares in collectible assets.

Together, we rally to make investing behind ideas, emotions, and communities safe, easy, and accessible. The result…A 21st Century Portfolio, for everyone.

Disclaimer (https://rallyrd.com/disclaimer/)

COMMUNICATION DISCLAIMER This disclaimer is deemed to be incorporated by reference in its entirety into any social media communication, advertisement, email or other communication or disclosure which contains the www.rallyrd.com/disclaimer (each, a “Communication”).

RSE Collection, LLC, RSE Archive, LLC and RSE Innovation, LLC may be referred to individually as a “Rally Entity” or together as the “Rally Entities”.

The offer and sale of securities is being facilitated by an unaffiliated third-party registered broker-dealer (member FINRA/SIPC) only in U.S. states where such broker-dealer is registered. Neither RSE Markets, RSE Collection, RSE Archive, RSE Innovation nor any third-party broker-dealer provides any investment advice or make any investment recommendations to any persons, ever, and no communication through the rallyrd.com website or in any other medium should be construed as such. The Communication and the subject matter contained within it, does not constitute a solicitation to purchase or an offer to sell any securities.

Offerings in Rally Entities

Investors are able to acquire membership interests in only a series of a Rally Entity, a Delaware series limited liability company (the “Company”), via the Rally™ platform and app (the “Rally™ Platform” or “Platform”). The use of the word “Share” or ”Stock” in any Communication refers to membership interests (an “Interest” or “Interests”) in a series of a Rally Entity (a “Series”).Each offering of shares in each Series of the Company is defined herein as an “Offering” and is subject to its own private placement memorandum (each, a “Memorandum”) or offering circular (each an “Offering Circular”) as the case may be. These important documents are available via the Rally™ Platform in the “Legal” tab for each Offering, or by requesting a copy by e-mailing hello@rallyrd.com, or, in the case of the Offering Circular, publicly via the U.S. Securities & Exchange Commission EDGAR service, and should be read by all investors prior to acquiring any membership interests.

The Company is structured as a Delaware series limited liability company that issues different Series of Interests specific to one or more collectible underlying assets (“Underlying Assets”). Each Series of interests is not a separate legal entity, but is intended to segregate assets, liabilities, profits and taxes pertaining to the Underlying Asset from each other Series of Interests (which may own other assets). Each Offering entitles a person to acquire an ownership Interest in a Series of the Company and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series of the Company other than the Series of Interests subject to the Offering at that time, (iii) RSE Markets, Inc. (the “Manager” and the “Asset Manager”), (iv) the Rally™ Platform or (v) any Underlying Asset held by each Series of the Company.

Each Offering is being conducted (i) under Rule 506(c) of the Securities Act of 1933, as amended (the “Securities Act”) or under Tier II of Regulation A of the Securities Act as amended, (ii) only through a Private Placement Memorandum or

Offering Circular and(iii) exclusively through a broker-dealer registered with the U.S. Securities and Exchange Commission (the “SEC”) and a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation and other necessary state or other regulators, and only in such states where the broker-dealer is registered. Membership Interests offered under Rule 506(c) are being offered and sold only to “accredited investors” within the meaning of Rule 501 of Regulation D under the Securities Act, pursuant to the Memorandum and related subscription documents. Individuals are accredited investors only if they meet certain minimum net worth or sustained annual income thresholds. Entities are accredited investors only if they hold assets of at least $5 million or are completely owned by accredited investors. Other membership Interests are being offered and sold to “qualified investors” under Tier II of Regulation A under the Securities Act, pursuant to an Offering Circular as qualified by the SEC. Even so, each investor must rely on its own examination of the Company, the Series, the Interests and the Underlying Asset and the terms of the Offering, including the risks and merits involved, before making any investment.

From time to time the Company will conduct “testing the waters” campaigns to gauge market demand from potential investors for an Offering under Tier II of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any ~~kind.~~kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC, which we urge prospective investors to read carefully. A copy of the most recent version of the Offering Circular may be obtained by contacting the Company at 250 Lafayette Street, 3rd Floor, New York, NY 10012, (347) 952-8058, emailing hello@rallyrd.com, or via the Rally™ Platform in the “Legal” tab for each Offering, or accessed online here:{‘ ‘} SEC EDGAR SERVICE

No Offering is being made in any jurisdiction where such an offer or solicitation is not lawful or is prohibited or where the broker-dealer, through whom each Offering is being conducted, is not registered. Each Offering of the membership Interests is made pursuant to an exemption from the registration requirements of the Securities Act and certain state securities laws. The Company is not required to file periodic reports (such as reports on Forms 10-K and 10-Q) with the SEC, so there is little publicly available information about its business, assets, liabilities, results of operations and other information that would typically be available regarding publicly traded securities. The Company is not registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the membership Interests do not have the benefit of the protections of the Investment Company Act. Furthermore, the Manager is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and the members of the Company will not have the benefit of the protections of the Investment Advisers Act.

Neither the SEC nor any state securities commission has approved or disapproved the membership Interests nor have any of the foregoing passed upon or endorsed the merits of an Offering or the accuracy or adequacy of any of the Memorandum, Offering Circular, or any Communication. Any representation to the contrary is a criminal offense.

There is no trading market for the membership Interests at this time and there can be no assurance that such a market will develop in the foreseeable future. The membership Interests may not be resold or otherwise disposed of by an investor unless there are available exemptions from registration under federal and applicable state securities laws (and other requirements are met, which may include an opinion of counsel), or such transfer is made in compliance with the registration requirements of such laws. Accordingly, investors must bear the risk of loss for an indefinite period of time.

An investment in membership Interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the membership Interests. See “Risk Factors” below and in the Memorandum or Offering Circular as the case may be.

No offeree will be accepted as a subscriber who does not make the representations set forth in the subscription agreement accompanying each Memorandum or Offering Circular, including, when applicable, the representation that such offeree is an accredited investor and is acquiring the membership Interests for investment and not with a view to resale or distribution thereof in violation of applicable securities laws, and, when applicable, that the investment amount does not exceed 10% of the offeree’s net worth or annual income. Investors also will be required to represent that they are familiar with and understand the terms of each relevant Offering, among other things. Investors may also be required to provide additional information to verify their identity or investor status.

The Interests will not be offered or sold to prospective investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

Participation in Secondary Trading ~~Windows~~

If you purchase shares ~~during a Trading Window~~in a secondary transaction, you agree to be admitted as a member of ~~aRally~~ a Rally Entity and further agree to be bound by the provisions of, and deemed to be a party to, the Operating Agreement of the Rally Entity. As a party to the Operating Agreement, a buyer of shares grants to the manager of Rally Entities, RSE Markets, Inc., a power of attorney to, among other things, execute and file documents required for the Rally Entity’s qualification, continuance or dissolution. The power of attorney also grants to the manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement, which includes all decisions regarding the asset underlying your shares including the sale of that asset.

Notice to Foreign Investors

The Communication is directed solely to persons located within the United States. If the recipient of the Communication lives outside the United States, it is their responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of membership Interests, including obtaining required governmental or other consents or observing any other required legal or other formalities.

Risk Factors

Each Offering of membership Interests is highly speculative in nature, involves a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. The investments in any Offering are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency), are not guaranteed by RSE Markets, RSE Collection, RSE Archive, RSE Innovation or any third-party broker-dealer and may lose value. The risks described below should not be considered as an exhaustive list of the risks that prospective investors should consider before investing in the membership Interests. All prospective investors should consult the relevant Memorandum or Offering Circular before purchasing membership Interests in a Series of the Company, which Memorandum or Offering Circular may describe the following risks in more detail and additional risks pertinent to the specific Offering.

Risks relating to the structure, operation and performance of the Company:

An investment in an Offering constitutes only an investment in that Series and not in the Company or directly in any Underlying Asset.

~~There is currently no trading market for our securities. An active market in which investors can resell their Interests may not develop.~~

There may be state law restrictions on an Investor’s ability to sell their Interests.

The Company does not have a significant operating history and, as a result, there is a limited amount of information about us on which to base an investment decision.

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series of Interests.

There is substantial doubt about our ability to continue as a going concern.

There are few businesses that have pursued a strategy or investment objective similar to the Company’s.

The amount raised at each Offering may exceed the value of the Underlying Asset acquired in connection with such Offering.

The operating expenses related to a Series of the company may exceed the revenues generated by such Series and excess operating expenses could then materially and adversely affect the value of Interests and result in dilution to Investors.

The success of the Company is dependent on the Manager and its team to source, acquire and manage Underlying Assets.

The Company is reliant on the Manager and Asset Manager and their respective personnel. Our business and operations could be adversely affected if the Manager or Asset Manager lose key personnel.

If the Company’s series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series of Interests as them.

The Company is currently expanding and improving our information technology systems and use security measures designed to protect our systems against breaches and cyber-attacks. If these efforts are not successful, our business and operations could be disrupted, our operating results and reputation could be harmed, and the value of the Interests could be materially and adversely affected.

System limitations or failures could harm our business and may cause the Asset Manager or Manager to intervene into activity on the Rally™ Platform.

The Rally™ Platform is highly technical and may be at a risk to malfunction.

There can be no guarantee that any liquidity mechanism for secondary sales of Interests will ~~develop on~~ remain accessible through the Rally™ Platform in the manner described, that registered broker-dealers will desire to facilitate liquidity in the Interests for a level of fees that would be acceptable to Investors or at all, ~~that such Trading Windows will occur with high frequency if at all, that a market-clearing price (e.g., a price at which there is overlap between bid and ask prices) will be established during any Trading Window~~ or that any buy or sell orders will be filled.

The Company does not anticipate the use of Manager-owned Interests for liquidity or to facilitate the resale of Interests held by Investors.

Abuse of our advertising or social platforms may harm our reputation or user engagement.

If the Company is unable to protect our intellectual property rights, our competitive position could be harmed, or we could be required to incur significant expenses to enforce our rights.

The Company’s results of operations may be negatively impacted by the coronavirus outbreak.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company’s business.

Risks related to an Offering:

The Company is offering our Interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Interests less attractive to Investors as compared to a traditional initial public offering.

The Company is required to periodically assess our internal control over financial reporting and our management has identified a material weakness. If our remediation of such material weakness is not effective, or we identify additional material weaknesses or other adverse findings in the future, we may not be able to report our financial condition or results of operations accurately or timely, which may result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies, and ultimately have an adverse effect on our business or financial condition.

If a regulator determines that the activities of either the Manager or Asset Manager require its registration as a broker-dealer, the Asset Manager or Manager may be required to cease operations and any Series of Interests offered and sold without such proper registration may be subject to a right of rescission.

If at any time regulators deem the ~~liquidity platform~~ Platform a securities exchange or alternative trading system this may require us to cease operating the ~~platform~~ Platform and will materially and adversely affect your ability to transfer your Interests via the alternative trading system operated by a third-party broker-dealer.

If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Asset Manager and may divert attention from management of the Underlying Assets by the Manager and Asset Manager or could cause Asset Manager to no longer be able to afford to run our business.

If the Company were to be required to register under the Investment Company Act or the Manager or the Asset Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager and the Asset Manager may be forced to liquidate and wind up each Series of Interests or rescind the Offerings for any of the Series or the offering for any other Series of Interests.

Changes in Federal Tax Laws may adversely affect securities issued by the Company.

Risks Specific to the Industry and the Asset Class:

There may be potential negative changes within the asset class.

Investment in a limited number of investment opportunities on the Rally™ Platform may result in a lack of diversification for an investor.

There could be a general downtown in the industry which would likely impact the value of the Underlying Assets given the concentrated nature of the industry.

There may be a volatile demand for the assets in the asset class.

There is Federal and State specific regulation to alcohol related Underlying Assets.

The complicated and overlapping systems of regulating alcohol in the United States may adversely impact the Company’s ability to either acquire or dispose of an alcohol-related Underlying Asset on a favorable basis.

The company will rely on data from past auction sales and insurance data, among other sources, in determining the value of the Underlying Assets, and have not independently verified the accuracy or completeness of this information. As such, valuations of the Underlying Assets may be subject to a high degree of uncertainty and risk.

Risks relating to the Underlying Assets:

The value of the Underlying Assets and, consequently, the value of an Investor’s Interests can ~~go down as well as up~~rise and fall.

The company may have to compete with other business models ~~in~~ within the asset class.

The value of the Underlying Asset is likely to be connected to its association with a certain person, group, producer, manufacturer or in connection with certain events. In the Event that such person, group, producer, manufacturer or event loses public affection, then this may adversely impact the value of the Underlying Asset.

There may be title, authenticity or infringement claims on an Underlying Asset.

There are risks associated with reliance on third party authenticators.

Each Series will assume all of the ownership risks attached to its Underlying Asset, including third party liability risks.

An Underlying Asset may be lost or damaged by causes beyond the Company’s control while being transported or when in storage or on display. There can be no guarantee that insurance proceeds will be sufficient to pay the full market value of an Underlying Asset which has been damaged or lost which will result in a material and adverse effect in the value of the related Interests.

Insurance of Underlying Assets may not cover all losses which will result in a material and adverse effect in the valuation of the Series related to such damaged Underlying Assets.

The Company may be forced to cause its various Series to sell one or more of the Underlying Assets at an inopportune time.

There can be no guarantee of distributions or return of capital being made by a Series of the Company to its investors.

Market manipulation or overproduction may be a risk with the asset class.

There are instances of forgeries and fraudulent Assets within the Asset Class.

Environmental damage could impact the value of an Underlying Asset which will result in a material and adverse effect in the value of the related Interests.

There may be potentially high storage, maintenance and insurance costs for the Underlying Assets.

Some alcohol related Underlying Assets, such as bottles of wine or whiskey, value is based on the drinking window attributed upon its release to the market.

Exposure to Coravin methods could diminish the value of alcohol related Underlying Assets.

Refurbishment of Underlying Assets is dependent on third parties and ability to source original parts.

Underlying Assets ~~may~~ are not guaranteed to be held long term.

General sentiment of underlying fan base may be a risk with the asset class as Underlying Assets go in and out of favor with collectors.

Risks Related to Ownership of our Interests:

Members of a Series in the Company have very limited voting rights.

The offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

If a market ever develops for the Interests, the market price and trading volume of our Interests may be volatile.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest while in escrow.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Conflicts of Interest:

The Company’s operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Company does not have a conflicts of interest policy.

The Manager may receive in-kind discounts from service providers when engaging on behalf of the Company.

Members of the expert network and the advisory board of the Manager are often dealers and brokers so may be incentivized to sell the Company their own collectibles at potentially inflated market prices.

Members of the expert network and the advisory board of the Manager may be investors in the Company and therefore promote their own self-interests when providing advice to the Manager.

In the event that operating expenses for a series exceed revenues generated by the series, the Manager may choose to cause the series to incur debt rather than look for additional sources of income elsewhere to cover the costs.

The Manager determines the timing and amount of distributions made to investors from free cash flow generated by a particular series. Since the Manager participates in these distributions in various ways the Manager may choose for a particular series to make frequent distributions rather than keeping cash on the balance sheet for future operating expenses.

If the Manager becomes a broker, it may be financially incentivized to ensure increased volume of trading and volatility of interests in a series of the Company, rather than focusing its efforts on monetizing or realizing the underlying collectible.

The Manager or its affiliates will acquire interests in each series and may sell such interests from time to time. The timing of such series may negatively impact the market value of the interests for other investors.

The use of one service provider for all series of the Company may be economical but the service provider may not necessarily be the most appropriate for each specific underlying collectible.

Allocation of costs and expenses across series of the Company may be difficult. In such circumstances the Manager may be conflicted from acting in the best interests of the Company as a whole or the individual series.

The Manager may choose to use higher cash generating underlying collectibles at certain member events. This may result in lower returns for series of the Company which own the other lower cash generating underlying collectibles.

The Manager is a party to the operating agreement and therefore, may be incentivized to amend it in a way that is more favorable to it rather than the investors.

The Manager may receive sponsorship from servicing providers to reduce the costs of servicing the collectibles. Should such sponsorship not be obtained, the Manager may decide to perform a lower standard of service on the collectibles.

The Manager will determine whether or not a particular asset should be liquidated, should a offer for such asset be received. The price achieved in such liquidation may not be in the best interest for all investors in the asset.

As the Manager will acquire a percentage of each series of the Company, it may be incentivized to attempt to generate more earnings with those underlying collectibles in which it holds a greater stake.

As part of the remuneration package for advisory board members, they may receive an ownership stake in the Manager. This may incentivize the advisory board members to make decisions in relation to the underlying collectibles that benefit the Manager rather than the Company.

The same legal counsel represents both the Company and certain related Rally entities.

Third Party Information and Past Performance:

Certain information, including statistical data, third-party quotes and other factual statements, contained in the Communication has been obtained from published sources prepared by other parties considered to be generally reliable. However, none of the Company, the Manager or any affiliate of the Manager or any of their respective directors, shareholders, members, officers, employees or agents assumes any responsibility for the accuracy of such information. There is no representation or warranty, express or implied, as to the accuracy, adequateness or completeness of any such information used in the Communication.

Past performance is not necessarily indicative of future results of the interests or the assets in a given series. Furthermore, to the extent the Communication relates to prior performance of assets similar to an Underlying Asset acquired or to be acquired by the Company, those similar assets may be materially different from, or may not be of the same quality as, the assets acquired or to be acquired by the Company. Values of comparable assets may vary depending on a number of factors, including market conditions, location of sale, associated taxes, originality of parts, condition of the asset, operating quality, historical significance, ownership history, level of wear and other factors. Values of comparable assets are not adjusted for inflation.

Furthermore, the value of interests in a series of the Company may materially differ from the value of the Underlying Asset for many reasons, including market factors, fees charged by the Asset Manager, and restrictions on liquidity.

Weighted Returns for Exited Assets:

Using a 12-month time horizon (October 2021 – October 2022), a complete list of asset exits (assets fully sold off the platform) across all categories was compiled in order to determine the return performance.

The methodology for calculating the weighted return averages for all successful exits across a group of assets in the past 12 months, consisted of assigning a % weight by taking the individual initial offering value and then dividing by the group of asset’s aggregate individual offering value. We then determined the standard % gained for the asset by taking the gross return value of the exit divided by the initial offering value. The weighted % and gross % gain were multiplied and then summed across each Exit to get the weighted average. We did not include the time value of money in the calculations.

For example: Asset A was offered for $200k and exited for $225k. And Asset B was offered for $50k and exited for $75k. If an investor invested $1k in each of the two assets, their weighted average return would be 20%. I.E because the initial offering value of Asset A is much larger than that of Asset B, the 13% return from Asset A is weighted 4/5 against the 50% average return from Asset B which is weighted 1/5%. See below for breakdown example:

The weighted average approach was chosen over a standard average calculation as it provides better accuracy and limits the impact of major data fluctuations. This data is for informational purposes only, and is not a recommendation to buy or sell Rally stock or any security.

Additionally, we cannot make any representation or prediction that this methodology is useful or accurate in determining the current or future value of any

Underlying Asset or future returns and you are urged not to place undue reliance on this data or methodology.

Forward-looking Statements:

The information contained in the Communication including the Company’s Offering Circulars or Private Placement Memorandums may include some statements that are not historical and that are considered “forward-looking statements” within the meaning of Section 27A of the Securities Act. Such forward-looking statements may include, but are not limited to: statements regarding the development plans for the Company’s business; its strategies and business outlook; its market sector; anticipated development of the Company, the Manager and the Rally™ Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements typically express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Any forward-looking statements contained in the Communication will be based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Rally™ Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including those risks set forth in “Risk Factors” above.

All forward-looking statements attributable to the Company are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The recipient of the Communication should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Obtain Your Own Advice:

Prospective investors are not to construe the contents of the Communication as legal, business or tax advice. Each prospective investor should consult its own advisors as to legal, business, tax and related matters concerning the subject matter of the Communication and any applicable Offering.